216 16th Street Suite 1350 Denver, CO 80202 PH (303) 893-9000

February 11, 2016

Via Email and EDGAR Transmission

United States Securities and Exchange Commission

The Division of Corporate Finance

100 F Street, N.E.

Washington, D C. 20549-3561

Attn: Brad Skinner, Senior Assistant Chief Accountant

Re:	Lilis Energy, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed April 15, 2015

Form 10-Q for the Fiscal Quarter Ended September 30, 2015

Filed November 23, 2015

Form 8-K Filed January 20, 2016

Response Letter Dated December 18, 2015

File No. 1-35330

Dear Mr. Skinner:

As Ariella Fuchs, the Company’s General Counsel and Secretary discussed with Mr. Brad Skinner on February 11, 2016, we respectfully request a further extension of time to file our response to your letter dated February 2, 2016. With this extension, we plan to respond to your letter on or before February 26, 2016.

If you have any questions, please do not hesitate to call me at (303) 618-4507.

Sincerely,

/s/ Kevin K. Nanke
Name: Kevin K. Nanke
Title: Chief Financial Officer